Via Facsimile and U.S. Mail
Mail Stop 6010

March 10, 2009

W. Carl Whitmer
Chief Financial Officer
IASIS Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, TN 37067

Re: IASIS Healthcare LLC
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 12, 2008
File Number: 333-117362

Dear Mr. Whitmer:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Allowance for Contractual Discounts and Settlement Estimates, page 48

1.   Please revise your disclosure to quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Insurance Reserves, page 49

2.   Please revise your disclosure to address the following:
   - Given the favorable development of $6.8 million for the year ended September 30, 2008 and $6.6 million for the year ended September 30, 2007, please discuss how each of your key assumptions in developing this liability have changed historically over the periods presented.
   - Quantify the impact that reasonably likely changes in the key assumptions used would have on the liability at September 30, 2008. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.

Medical Claims Payable, page 49

3.   Please revise your disclosure to address the following:
   - Given the favorable development of $12.1 million for the year ended September 30, 2007, please discuss how each of your key assumptions in developing this liability have changed historically over the periods presented.
   - Quantify the impact that reasonably likely changes in the key assumptions used would have on the liability at September 30, 2008. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.

Results of Operations Summary, page 51

4.   If the explanation for your changes in each line item is a result of several factors, please quantify the amount of change due to each factor. Please refer to FRC Section 501.04.

Tabular Disclosure of Contractual Obligations, page 63

5.   If you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid, please revise to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these

liabilities and that the amount and timing of the payments cannot be reliably estimated.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant